

**A L E X A N D R I A.**

**Contact:**      **Joel S. Marcus**
                **Chief Executive Officer**
                **Alexandria Real Estate Equities, Inc.**
                **(626) 578-9693**


**ALEXANDRIA REAL ESTATE EQUITIES, INC.**
**REPORTS**
**FIRST QUARTER 2006 RESULTS**



**- Company Reports Funds from Operations Per Share (Diluted) of $1.24, Up 4%**
**Over First Quarter 2005, and Earnings Per Share (Diluted) of $0.56 -**


**Highlights**

- First Quarter 2006 Funds From Operations Per Share (FFO) (Diluted) of $1.24 Up 4%
- First Quarter 2006 Total Revenues Up 25%, FFO Available to Common Stockholders Up 19%
- First Quarter 2006 Earnings Per Share (Diluted) of $0.56
- Executed 28 Leases for 502,000 Square Feet
- First Quarter 2006 GAAP Basis Rental Rate Increase of 6.2%
- First Quarter 2006 GAAP Basis Same Property Revenues Less Operating Expenses Up 2.0% Over First Quarter 2005
- Added Five Properties Aggregating 333,000 Square Feet for Total Consideration of $99 million
- Added One Land Parcel with Approximately 494,000 Developable Square Feet
- Completed Ground-Up Development of One Property
- Completed Redevelopment of Multiple Spaces at Two Properties

PASADENA, CA. – May 8, 2006 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the first quarter 2006.

For the first quarter of 2006, we reported total revenues of $68,591,000 and FFO available to common stockholders of $28,154,000, or $1.24 per share (diluted), compared to total revenues of $55,055,000 and FFO available to common stockholders of $23,608,000, or $1.19 per share (diluted), for the first quarter of 2005. Comparing the first quarter of 2006 to the first quarter of 2005, total revenues increased 25%, FFO available to common stockholders increased 19% and FFO per share (diluted) increased 4%.

FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended March 31, 2006 and 2005 was $15,443,000 and $12,641,000, respectively. Net income available to common stockholders for the first quarter of 2006 was $12,733,000, or $0.56 per share (diluted), compared to net income available to common stockholders of $10,967,000, or $0.55 per share (diluted) for the first quarter of 2005.


(more)


For the first quarter 2006 we executed a total of 28 leases for approximately 502,000 square feet of space at 19 different properties (excluding month-to-month leases).  Of this total, approximately 185,000 square feet were for new or renewal leases related to previously leased space and approximately 317,000 square feet were for redeveloped, developed or previously vacant space.  Of the 317,000 square feet, approximately 286,000 square feet were delivered from our redevelopment or development programs, with the remaining approximately 31,000 square feet for previously vacant space.  Rental rates for these new or renewal leases were on average approximately 6.2% higher (on a GAAP basis) than rental rates for expiring leases.

During the first quarter of 2006, we added five properties aggregating approximately 333,000 square feet.  We paid approximately $99.5 million cash for the properties.  Also during the first quarter of 2006, we added one land parcel with approximately 494,000 developable square feet.  We paid approximately $6.5 million cash for the land parcel.

As of March 31, 2006, approximately 85% of our leases (on a square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area and other operating expenses, including increases thereto.  In addition, as of March 31, 2006, approximately 6% of our leases (on a square footage basis) required the tenants to pay a majority of operating expenses.  Additionally, as of March 31, 2006, approximately 90% of our leases (on a square footage basis) provided for the recapture of certain capital expenditures and approximately 90% of our leases (on a square footage basis) contained effective annual rent escalations that are either fixed or indexed based on the consumer price index or another index.

Based on our current view of existing market conditions and certain current assumptions, we have updated our prior guidance for 2006 FFO per share (diluted) and earnings per share (diluted) as follows:

|  | 2006 |
| --- | --- |
| FFO per share (diluted) | $ 5.16 |
| Earnings per share (diluted) | $ 2.32 |

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space.  Such properties are designed and improved for lease primarily to institutional (universities and not-for-profit institutions), pharmaceutical, biotechnology, life science product, service, biodefense and translational research entities, as well as government agencies.  Our portfolio currently consists of 140 properties comprising approximately 9.2 million square feet of office/laboratory space.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws.  Our actual results may differ materially from those projected in the forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Financial Information
*(Dollars in thousands, except per share data)*
*(Unaudited)*

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 |
|---|---|---|
| **Income statement data** | | |
| Total revenues | $ 68,591 | $ 55,055 |
| Expenses | | |
| Rental operations | 15,443 | 12,401 |
| General and administrative | 6,452 | 4,445 |
| Interest | 14,865 | 11,321 |
| Depreciation and amortization | 15,274 | 12,506 |
| | 52,034 | 40,673 |
| Minority interest | 370 | -- |
| Income from continuing operations | 16,187 | 14,382 |
| Income from discontinued operations, net | 568 | 607 |
| Net income | 16,755 | 14,989 |
| Dividends on preferred stock | 4,022 | 4,022 |
| Net income available to common stockholders | $ 12,733 | $ 10,967 |
| Weighted average shares of common stock outstanding | | |
| Basic | 22,322,290 | 19,468,620 |
| Diluted | 22,759,795 | 19,789,798 |
| Earnings per share - basic | | |
| Continuing operations (net of preferred stock dividends) | $ 0.54 | $ 0.53 |
| Discontinued operations, net | 0.03 | 0.03 |
| Earnings per share - basic | $ 0.57 | $ 0.56 |
| Earnings per share - diluted | | |
| Continuing operations (net of preferred stock dividends) | $ 0.53 | $ 0.52 |
| Discontinued operations, net | 0.03 | 0.03 |
| Earnings per share - diluted | $ 0.56 | $ 0.55 |

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Financial Information
### *(Unaudited)*

**Funds from Operations**

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three months ended March 31, 2006 and 2005 (in thousands, except per share data):

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 |
|---|---|---|
| **Reconciliation of net income available to common stockholders to funds from operations available to common stockholders** | | |
| Net income available to common stockholders | $ 12,733 | $ 10,967 |
| Add: | | |
|   Depreciation and amortization (1) | 15,443 | 12,641 |
|   Minority interest | 370 | -- |
| Subtract: | | |
|   FFO allocable to minority interest | (392) | -- |
| Funds from operations available to common stockholders | $ 28,154 | $ 23,608 |
| FFO per share | | |
|   Basic | $ 1.26 | $ 1.21 |
|   Diluted | $ 1.24 | $ 1.19 |
| **Reconciliation of earnings per share (diluted) to FFO per share (diluted)** | | |
| Earnings per share (diluted) | $ 0.56 | $ 0.55 |
|   Depreciation and amortization (1) | 0.68 | 0.64 |
|   Minority interest | 0.02 | -- |
|   FFO allocable to minority interest | (0.02) | -- |
| FFO per share (diluted) | $ 1.24 | $ 1.19 |

(1)  Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

**ALEXANDRIA REAL ESTATE EQUITIES, INC.**
**Supplemental Financial Information**
*(Dollars in thousands, except per share data)*
*(Unaudited)*
*Quarterly Supplemental Financial Information*

**For the Three Months Ended**

| | 03/31/2006 | 12/31/2005 | 09/30/2005 | 06/30/2005 | 03/31/2005 |
|---|---|---|---|---|---|
| **Operational data** | | | | | |
| Breakdown of revenues from continuing operations (a) | | | | | |
| Rental income | $ 52,546 | $ 50,231 | $ 47,523 | $ 45,020 | $ 43,053 |
| Tenant recoveries | 14,047 | 13,052 | 13,153 | 11,188 | 11,281 |
| Other income | 1,998 | 1,658 | 1,350 | 1,069 | 721 |
| Total | $ 68,591 | $ 64,941 | $ 62,026 | $ 57,277 | $ 55,055 |
| | | | | | |
| Funds from operations per share - diluted (b) | $ 1.24 | $ 1.22 | $ 1.21 | $ 1.20 | $ 1.19 |
| Dividends per share on common stock | $ 0.70 | $ 0.70 | $ 0.68 | $ 0.68 | $ 0.66 |
| Dividend payout ratio (common stock) | 57.0% | 57.2% | 59.0% | 56.8% | 58.9% |
| Straight line rent | $ 2,977 | $ 1,492 | $ 3,020 | $ 3,305 | $ 2,836 |

**As of**

| | 03/31/2006 | 12/31/2005 | 09/30/2005 | 06/30/2005 | 03/31/2005 |
|---|---|---|---|---|---|
| **Other data** | | | | | |
| Number of shares of common stock outstanding | | | | | |
| at end of period | 22,555,587 | 22,441,294 | 22,437,761 | 21,204,620 | 21,075,793 |
| Number of properties (c) | | | | | |
| Acquired/added/completed during period | 6 | 6 | 5 | 5 | 6 |
| Sold/reconstructed during period | -- | -- | (1) | -- | -- |
| Owned at end of period | 139 | 133 | 127 | 123 | 118 |
| Rentable square feet (c) | | | | | |
| Acquired/added/completed during period | 380,043 | 415,978 | 301,458 | 333,788 | 341,075 |
| Sold/reconstructed during period | -- | -- | (16,500) | -- | -- |
| Owned at end of period | 9,163,779 | 8,783,736 | 8,367,758 | 8,082,800 | 7,749,012 |
| | | | | | |
| **Debt to total market capitalization (d)** | | | | | |
| Total debt | $ 1,544,430 | $ 1,406,666 | $ 1,271,698 | $ 1,301,934 | $ 1,217,917 |
| Preferred stock | 193,917 | 192,419 | 196,420 | 197,474 | 194,692 |
| Common stock | 2,150,224 | 1,806,524 | 1,855,378 | 1,557,479 | 1,356,860 |
| Total market capitalization | $ 3,888,571 | $ 3,405,609 | $ 3,323,496 | $ 3,056,887 | $ 2,769,469 |
| Debt to total market capitalization | 39.7% | 41.3% | 38.3% | 42.6% | 44.0% |

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.
(b) See page 4 for a reconciliation of earnings per share (diluted) to FFO per share (diluted).
(c) Includes assets "held for sale" during the applicable periods such assets were "held for sale".
(d) Debt to market capitalization is the ratio of total debt (secured notes payable and unsecured line of credit and unsecured term loan) to total market capitalization. Total market capitalization is equal to the outstanding shares of preferred stock and common stock multiplied by the related closing prices at the end of each period presented, plus total debt.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.

## Condensed Consolidated Balance Sheets
### *(In thousands)*

| | March 31, 2006 | December 31, 2005 |
|---|---|---|
| | *(Unaudited)* | |
| **Assets** | | |
| Rental properties, net | $ 1,912,130 | $ 1,788,818 |
| Properties under development and land held for development | 343,969 | 329,338 |
| Cash and cash equivalents | 3,430 | 3,911 |
| Tenant security deposits and other restricted cash | 23,125 | 21,013 |
| Tenant receivables | 5,830 | 4,764 |
| Deferred rent | 57,151 | 54,573 |
| Investments | 82,604 | 82,010 |
| Other assets | 82,886 | 78,023 |
| Total assets | $ 2,511,125 | $ 2,362,450 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Secured notes payable | $ 770,430 | $ 666,666 |
| Unsecured line of credit and unsecured term loan | 774,000 | 740,000 |
| Accounts payable, accrued expenses and tenant security deposits | 93,873 | 86,391 |
| Dividends payable | 19,634 | 19,478 |
| Total liabilities | 1,657,937 | 1,512,535 |
| | | |
| Minority interest | 20,198 | 20,115 |
| | | |
| Stockholders' equity: | | |
| Series B preferred stock | 57,500 | 57,500 |
| Series C preferred stock | 129,638 | 129,638 |
| Common stock | 226 | 224 |
| Additional paid-in capital | 609,120 | 607,405 |
| Accumulated other comprehensive income | 36,506 | 35,033 |
| Total stockholders' equity | 832,990 | 829,800 |
| Total liabilities and stockholders' equity | $ 2,511,125 | $ 2,362,450 |

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Debt
## March 31, 2006
*(Dollars in thousands)*
*(Unaudited)*

*Principal Maturities/Rates*

| | Secured Debt | | Unsecured Debt | | |
|---|---|---|---|---|---|
| Year | Amount | Weighted Average Interest Rate (1) | Amount | Weighted Average Interest Rate (2) | |
| 2006 | $ 33,597 | 6.32% | $ -- | -- | |
| 2007 | 198,623 | 6.27% | 274,000 | 6.05% | (3) |
| 2008 | 123,190 | 6.19% | -- | -- | |
| 2009 | 42,084 | 6.56% | 500,000 | 6.09% | (4) |
| 2010 | 88,553 | 6.52% | -- | -- | |
| Thereafter | 280,145 | 6.29% | -- | -- | |
| Subtotal | 766,192 | | 774,000 | | |
| Unamortized Premium | 4,238 | | -- | | |
| Total | $ 770,430 | | $ 774,000 | | |

*Secured and Unsecured Debt Analysis*

| | Balance | % of Balance | Weighted Average Interest Rate | Weighted Average Maturity |
|---|---|---|---|---|
| Secured Debt | $ 770,430 | 49.9% | 6.31% | 4.5 Years |
| Unsecured Debt | 774,000 | 50.1% | 6.08% | 3.0 Years |
| Total Debt | $ 1,544,430 | 100.0% | 6.19% | 3.7 Years |

*Fixed and Floating Rate Debt Analysis*

| | Balance | % of Balance | Weighted Average Interest Rate | Weighted Average Maturity |
|---|---|---|---|---|
| Fixed Rate Debt | $ 584,918 | 37.9% | 6.31% | 5.3 Years |
| Floating Rate Debt | 959,512 (5) | 62.1% | 6.12% (5) | 2.8 Years |
| Total Debt | $ 1,544,430 | 100.0% | 6.19% | 3.7 Years |

(1) The weighted average interest rate related to our secured debt is calculated based on the outstanding debt as of April 1, 2006, and as of January 1st for each year thereafter.
(2) The weighted average interest rates related to our unsecured line of credit and unsecured term loan are calculated based on borrowings outstanding as of March 31, 2006.
(3) The unsecured line of credit matures in December 2007 and may be extended at our sole option for an additional one-year period.
(4) The unsecured term loan matures in December 2009.
(5) A portion of our floating rate debt is hedged by existing swap agreements (see page 8). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Interest Rate Swap Agreements [1]
## March 31, 2006
*(Dollars in thousands)*
*(Unaudited)*

| Transaction Dates | Effective Dates | Notional Amounts | Effective at March 31, 2006 | Interest Pay Rates [2] | Termination Dates |
|---|---|---|---|---|---|
| December 2002 | January 2, 2003 | $ 25,000 | 25,000 | 3.285% | June 30, 2006 |
| December 2002 | January 2, 2003 | 25,000 | 25,000 | 3.285% | June 30, 2006 |
| December 2003 | December 30, 2005 | 50,000 | 50,000 | 4.150% | December 29, 2006 |
| December 2003 | December 29, 2006 | 50,000 | -- | 5.090% | October 31, 2008 |
| March 2004 | December 31, 2004 | 25,000 | 25,000 | 2.956% | December 31, 2006 |
| March 2004 | December 31, 2004 | 25,000 | 25,000 | 2.956% | December 31, 2006 |
| April 2004 | April 29, 2005 | 50,000 | 50,000 | 3.140% | April 28, 2006 |
| April 2004 | April 28, 2006 | 50,000 | -- | 4.230% | April 30, 2007 |
| April 2004 | April 30, 2007 | 50,000 | -- | 4.850% | April 30, 2008 |
| June 2004 | June 30, 2005 | 50,000 | 50,000 | 4.343% | June 30, 2007 |
| December 2004 | December 31, 2004 | 50,000 | 50,000 | 3.590% | January 2, 2008 |
| December 2004 | January 3, 2006 | 50,000 | 50,000 | 3.927% | July 1, 2008 |
| May 2005 | December 30, 2005 | 25,000 | 25,000 | 4.120% | November 30, 2006 |
| May 2005 | June 30, 2006 | 50,000 | -- | 4.270% | June 29, 2007 |
| May 2005 | November 30, 2006 | 25,000 | -- | 4.330% | November 30, 2007 |
| May 2005 | June 29, 2007 | 50,000 | -- | 4.400% | June 30, 2008 |
| May 2005 | November 30, 2007 | 25,000 | -- | 4.460% | November 28, 2008 |
| May 2005 | June 30, 2008 | 50,000 | -- | 4.509% | June 30, 2009 |
| May 2005 | November 28, 2008 | 25,000 | -- | 4.615% | November 30, 2009 |
| December 2005 | December 29, 2006 | 50,000 | -- | 4.730% | November 30, 2009 |
| December 2005 | December 29, 2006 | 50,000 | -- | 4.740% | November 30, 2009 |
| December 2005 | January 2, 2008 | 50,000 | -- | 4.768% | December 31, 2010 |
| Total Notional Amount in Effect at March 31, 2006 | | | $ 375,000 | | |

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

(2) The interest pay rates represent the interest rate we will pay for one month LIBOR under the respective interest rate swap agreement. These rates do not include any spread in addition to one month LIBOR that is due monthly as interest expense under our unsecured line of credit and unsecured term loan.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Same Property Comparisons
*(Dollars in thousands)*
*(Unaudited)*

| | GAAP Basis (1) | | | | Cash Basis (1) | | |
| | Quarter Ended | | | | Quarter Ended | | |
| | 03/31/2006 | 03/31/2005 | % Change | | 03/31/2006 | 03/31/2005 | % Change |
|---|---|---|---|---|---|---|---|
| Revenue (2) | $ 48,336 | $ 47,374 | 2.0% | | $ 46,712 | $ 44,704 | 4.5% |
| Operating expenses | 11,208 | 10,982 | 2.0% | | 11,208 | 10,982 | 2.0% |
| Revenue less operating expenses | $ 37,128 | $ 36,392 | 2.0% | | $ 35,504 | $ 33,722 | 5.3% |

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented ("First Quarter Same Properties").  Properties under redevelopment are excluded from same property results.

(1)  Revenue less operating expenses computed under GAAP is total revenue associated with the First Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses.  Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms.  Revenue less operating expenses on a cash basis is total revenue associated with the First Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP.  Straight-line rent adjustments for the quarters ended March 31, 2006 and 2005 for the First Quarter Same Properties were $1,624,000 and $2,670,000, respectively.  We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates straight-line rent adjustments to rental revenue.

(2)  Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Properties
*(Dollars in thousands)*

| | March 31, 2006 | | | | December 31, 2005 |
| | Number of Properties | Rentable Square Feet | Annualized Base Rent | Occupancy Percentage | Occupancy Percentage |
|---|---|---|---|---|---|
| **Markets** | | | | | |
| California - Pasadena | 1 | 31,343 | $ 825 | 100.0% | 100.0% |
| California - San Diego | 23 | 1,070,017 | 27,463 | 93.3% | 92.2% |
| California - San Francisco Bay | 15 | 1,043,737 | 30,684 | 96.5% | 96.5% |
| Eastern Massachusetts | 23 | 1,376,122 | 37,012 | 95.0% | 93.6% |
| New Jersey/Suburban Philadelphia | 6 | 350,749 | 6,030 | 98.0% | 98.0% (1) |
| Southeast | 10 | 539,203 | 9,096 | 82.4% (2) | 85.9% (2) |
| Suburban Washington D.C. | 30 | 2,410,336 | 48,445 | 95.6% | 97.0% (1) |
| Washington - Seattle | 10 | 783,091 | 23,506 | 89.7% | 87.8% |
| International - Canada | 3 | 296,362 | 6,377 | 100.0% | 100.0% |
| Total Operating Properties | 121 | 7,900,960 | $ 189,438 | 94.1% | 94.3% |
| Properties Under Redevelopment (3) | 15 | 994,720 | 16,056 | 45.6% | 45.7% |
| Total Properties (Continuing Operations) (1) | 136 | 8,895,680 | $ 205,494 | 88.7% | 88.5% |

(1) Occupancy percentage as of December 31, 2005 excludes three properties totaling 268,099 square feet that are classified as "held for sale" as of March 31, 2006. The occupancy of these three properties was previously included in the occupancy percentage of our operating properties.

(2) Substantially all of the vacant space is office or warehouse space.

(3) See Properties Under Redevelopment on page 15.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Leasing Activity
### For the Three Months Ended March 31, 2006

| | Number of Leases | Square Footage | Expiring Rates | New Rates | Rental Rate Changes | TI's/Lease Commissions Per Square Foot | Average Lease Terms |
|---|---|---|---|---|---|---|---|
| **Leasing Activity** | | | | | | | |
| Lease Expirations | | | | | | | |
| Cash Basis | 36 | 297,041 | $26.40 | -- | -- | -- | -- |
| GAAP Basis | 36 | 297,041 | $25.51 | -- | -- | -- | -- |
| Renewed/Releasable Space Leased | | | | | | | |
| Cash Basis | 14 | 185,013 | $25.63 | $26.80 | 4.6% | $3.57 | 4.1 years |
| GAAP Basis | 14 | 185,013 | $24.51 | $26.02 | 6.2% | $3.57 | 4.1 years |
| Month-to-Month Leases In Effect | | | | | | | |
| Cash Basis | 18 | 52,495 | $28.92 | $28.92 | -- | -- | -- |
| GAAP Basis | 18 | 52,495 | $28.92 | $28.92 | -- | -- | -- |
| Redeveloped/Developed/ Vacant Space Leased | | | | | | | |
| Cash Basis | 14 | 317,383 | -- | $33.18 | -- | $5.67 | 9.4 years |
| GAAP Basis | 14 | 317,383 | -- | $37.69 | -- | $5.67 | 9.4 years |
| **Leasing Activity Summary** | | | | | | | |
| Excluding Month-to-Month Leases | | | | | | | |
| Cash Basis | 28 | 502,396 | -- | $30.83 | -- | $4.90 | 7.4 years |
| GAAP Basis | 28 | 502,396 | -- | $33.39 | -- | $4.90 | 7.4 years |
| Including Month-to-Month Leases | | | | | | | |
| Cash Basis | 46 | 554,891 | -- | $30.65 | -- | -- | -- |
| GAAP Basis | 46 | 554,891 | -- | $32.97 | -- | -- | -- |

# ALEXANDRIA REAL ESTATE EQUITIES, INC.

## Summary of Lease Expirations

## March 31, 2006

| Year of Lease Expiration | Number of Leases Expiring | | Square Footage of Expiring Leases | Percentage of Aggregate Leased Square Feet | Annualized Base Rent of Expiring Leases (per square foot) |
|---|---|---|---|---|---|
| 2006 | 67 | (1) | 726,404 | 9.0% | $24.22 |
| 2007 | 47 | | 937,538 | 11.6% | $26.39 |
| 2008 | 31 | | 651,340 | 8.1% | $25.82 |
| 2009 | 31 | | 546,792 | 6.8% | $22.04 |
| 2010 | 32 | | 742,122 | 9.2% | $22.24 |

| Markets | Square Footage of Expiring Leases 2006 | 2007 |
|---|---|---|
| California - Pasadena | 14,193 | 3,653 |
| California - San Diego | 180,309 | 129,824 |
| California - San Francisco Bay | 86,865 | 107,715 |
| Eastern Massachusetts | 179,789 | 81,590 |
| New Jersey/Suburban Philadelphia | -- | 21,000 |
| Southeast | 57,532 | 62,564 |
| Suburban Washington D.C. | 151,580 | 511,650 |
| Washington - Seattle | 56,136 | 19,542 |
| International - Canada | -- | -- |
| Total | 726,404 (1) | 937,538 |

(1)  Includes month-to-month leases for approximately 52,000 square feet.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Additions to and Dispositions of Properties
## For The Quarter Ended March 31, 2006
### *(Dollars in thousands)*

| Markets | Acquisition Amount | Month of Acquisition | Rentable Square Feet |
|---|---|---|---|
| **Additions to Operating Properties/Properties** | | | |
| **Under Redevelopment** | | | |
| Washington - Seattle | $ 5,000 | January | 24,000 |
| Washington - Seattle | 4,850 | January | 19,053 |
| Eastern Massachusetts | 9,400 | March | 113,045 |
| Additions to Operating Properties | 19,250 | | 156,098 |
| | | | |
| Eastern Massachusetts | 72,715 | March | 131,547 |
| Southeast | 7,500 | March | 45,841 |
| Additions to Properties Under Redevelopment | 80,215 | | 177,388 (1) |
| | | | |
| Total Additions to Operating Properties/Properties | | | |
| Under Redevelopment | $ 99,465 | | 333,486 |

| Markets | Acquisition Amount | Month of Acquisition | Developable Square Feet |
|---|---|---|---|
| **Additions of Land:** | | | |
| Suburban Washington D.C. | $ 6,481 | January | 494,000 |
| **Total Additions of Land** | $ 6,481 | | 494,000 |

| Markets | Disposition Amount | Month of Disposition | Rentable Square Feet |
|---|---|---|---|
| **Dispositions:** | | | |
| None (2) | N/A | N/A | N/A |

(1) Approximately 81,000 square feet of the total 177,000 square feet was placed into our active redevelopment program for a permanent change of use to office/laboratory space.

(2) As of March 31, 2006, three properties totaling 268,099 square feet were classified as "held for sale".

**ALEXANDRIA REAL ESTATE EQUITIES, INC.**
**Summary of Properties Under Development**
**March 31, 2006**

| Markets | Estimated In-Service Dates | Total Rentable Square Footage | Status |
|---|---|---|---|
| San Diego | 2Q06 | 64,000 | Leased |
| San Francisco Bay | 4Q06 | 121,000 | Leased |
| San Francisco Bay | 4Q07 | 154,000 | Leased/Negotiating |
| Suburban Washington D.C. | 2Q06 | 73,000 | Leased/Negotiating |
| Seattle | 4Q06 | 50,000 | Leased |
| Total | | 462,000 | |

As required under GAAP, interest is being capitalized on these ground-up development projects as activities are ongoing to bring these assets to their intended use. Interest capitalized on ground-up development and other construction projects for the three months ended March 31, 2006 was approximately $7.7 million.

In addition to properties under development, as of March 31, 2006, our asset base contains strategically located ground-up development opportunities for approximately 5.8 million developable square feet of office/laboratory space with an aggregate cost basis of approximately $245 million. See Summary of Imbedded Future Development and Redevelopment Square Footage on page 16.

The current construction cost of these ground-up development projects will average between $250 and $350 per developable square foot. Our aggregate construction costs to date approximate $215 per developable square foot.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Properties Under Redevelopment
## March 31, 2006

| Markets | Estimated In-Service Dates | Total Rentable Square Footage Under Redevelopment | Total Rentable Square Footage of Property |
|---|---|---|---|
| San Diego | 2Q06 | 17,590 | 17,590 |
| San Diego | 4Q06 | 71,510 | 71,510 |
| San Diego | 3Q07 | 87,140 | 87,140 |
| San Francisco Bay | 3Q06 | 14,233 | 140,143 |
| San Francisco Bay | 3Q06 | 30,000 | 60,000 |
| San Francisco Bay | 3Q07 | 58,400 | 58,400 |
| Eastern Massachusetts | 1Q07 | 17,187 | 45,820 |
| Eastern Massachusetts | 2Q06 | 27,665 | 115,179 |
| Eastern Massachusetts | 2Q07 | 26,589 | 26,589 |
| Eastern Massachusetts | 1Q08 | 35,652 | 131,547 |
| New Jersey/Suburban Philadelphia | 2Q06 | 15,012 | 42,600 |
| Southeast | 1Q08 | 45,841 | 45,841 |
| Suburban Washington D.C. | 3Q06 | 60,443 | 92,449 |
| Seattle | 4Q07 | 12,719 | 27,633 |
| Seattle | 2Q06 | 20,894 | 32,279 |
| Total | | 540,875 | 994,720 |

Our redevelopment program involves ongoing activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space.  For properties undergoing redevelopment, the entire property is excluded from operating properties and related statistics (e.g. occupancy information, same property performance, etc.).  As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to that portion of space actively undergoing redevelopment.  Average occupancy for properties under full or partial redevelopment as of March 31, 2006 was 45.6% and is not included in the occupancy of the operating properties.  The current construction cost of properties under redevelopment will average between $75 and $100 per square foot.  In addition to properties under active redevelopment, as of March 31, 2006 our asset base contains imbedded opportunities for a future permanent change of use to office/laboratory space through redevelopment aggregating approximately 1.1 million rentable square feet.  See Summary of Imbedded Future Development and Redevelopment Square Footage on page 16.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Summary of Imbedded Future Development and Redevelopment Square Footage
## March 31, 2006

| | Imbedded Future Development and Redevelopment | | |
| --- | --- | --- | --- |
| Markets | Development Square Footage | Redevelopment Square Footage | Total |
| San Francisco Bay | 3,422,000 (1) | 55,000 | 3,477,000 |
| San Diego | 467,000 (2) | 143,000 | 610,000 |
| Suburban Washington D.C. | 886,000 (3) | 397,000 | 1,283,000 |
| Eastern Massachusetts | 225,000 | 179,000 | 404,000 |
| Washington - Seattle | 386,000 (4) | 120,000 | 506,000 |
| Other | 430,000 (5) | 157,000 | 587,000 |
| Total Imbedded Future Development and Redevelopment | 5,816,000 | 1,051,000 | 6,867,000 |

A significant portion of our imbedded future development and redevelopment square footage is in the preconstruction phase (entitlement, permitting, design, etc.) of development. As required under GAAP, interest is being capitalized during the preconstruction phase while activities are ongoing to bring these assets to their intended use.

(1) Approximately 3.4 million developable square feet located in the San Francisco Bay market is in the preconstruction phase of development.
(2) Approximately 350,000 developable square feet located in the San Diego market is in the preconstruction phase of development.
(3) Approximately 590,000 developable square feet located in the Suburban Washington D.C. market is in the preconstruction phase of development.
(4) Approximately 250,000 developable square feet located in the Seattle market is in the preconstruction phase of development.
(5) Approximately 100,000 developable square feet is in the preconstruction phase of development.

**ALEXANDRIA REAL ESTATE EQUITIES, INC.**
**Summary of Capital Costs**
**For the Three Months Ended March 31, 2006**
*(In thousands)*

| | |
|---|---|
| Property-related capital expenditures (1) | $ 261 |
| Leasing costs (2) | $ 88 |
| Property-related redevelopment costs (3) | $ 18,534 |
| Property-related development costs (3) | $ 29,863 |

(1)    Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property.  Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired.  Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants.  Approximately 90% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing).  In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2)    Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

(3)    Amount includes leasing costs related to development and redevelopment projects.

# ALEXANDRIA REAL ESTATE EQUITIES, INC.
## Conference Call Information
## For the First Quarter Ended March 31, 2006

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the first quarter ended March 31, 2006:

| | |
|---|---|
| Date: | May 8, 2006 |
| Time: | 2:00 P.M. Eastern Daylight Time |
| Phone Number: | (913) 981-5509 |
| Confirmation Code: | 5289804 |